SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 10 February 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

***BANK OF IRELAND EXCHANGES LOWER TIER 2 SECURITIES***

Bank of Ireland today announces that, following expiry of the offer period for its Exchange Offers targeting its two outstanding Canadian Dollar Lower Tier 2 securities (c.C$366 million nominal amount outstanding), it has received offers to exchange C$138 million (or 38%) nominal amount of these securities.

These tendered securities will be exchanged at a discount into the following government guaranteed senior securities on or around 17 February 2011:
• c.€30 million, 6.75% coupon, maturity 30 January 2012
• c.C$34 million, 6.75% coupon, maturity 30 January 2012

The equity accretion for the Bank of Ireland Group from the Exchange Offers is expected to be c.€45 million.

Bank of Ireland Contact Details:

Brian Kealy, Head of Capital Management        Tel: +353 76 623 4719
Colin Reddy, Capital Management                      Tel: +353 76 623 4722

The offer is not being made in the United States.  None of the securities referred to herein have been nor will be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 10 February, 2011